Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

 Re: Blackstone/GSO Strategic Credit Fund (the "Fund")
      File Numbers 811-22686 & 333-180618

Dear Ms. Cogan:

On April 6, 2012 the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made for the purpose of registering 50,000 common shares of beneficial interest. The registration statement contains many blank spaces related to fees, costs and percentages; we will review the Fund's financial statements, expense table and other information submitted in subsequent amendments and may have comments regarding that information.

Our comments regarding the filing are set forth below.

General

Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

The summary section of the prospectus discloses that the Fund will use derivatives for investment and hedging, including total return swaps, credit default swaps, futures and options. Please summarize in this section, and disclose all material derivative investments in the prospectus. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

Prospectus Cover

Investment Strategies

The Fund will invest 80% of its assets in credit investments and "other investments (including derivatives) with similar economic characteristics." Disclose whether the derivatives and other investments will be directly tied and closely linked to credit investments. Please disclose all of the material "other" investments of the Fund.

Footnote 3 to the pricing table discloses that the adviser has agreed to pay all of the Fund's organizational and offering expenses, with certain exceptions, to the extent offering expenses are in excess of $0.04 per share. Please file the agreement wherein the adviser agrees to pay the expenses as an exhibit to the registration statement. May the adviser recoup these payments? If so, add disclosure to that effect.

Prospectus

Table of Contents

Disclosure following the table states, among other things, that: "You should assume that the information in this prospectus is accurate only as of the date of this prospectus." Add disclosure regarding the Fund's duty to update the prospectus during the offering period.

Prospectus Summary
Investment Objectives

The Fund has a secondary investment objective of capital preservation. Disclose in the strategy section how the Fund will achieve its secondary investment objective when it invests substantially all of its assets in high yield securities (or junk bonds), incurs leverage by engaging in swaps and other strategies, and invests in derivatives for speculative purposes.

Investment Strategies

If accurate, disclose that there is no limit on the amount of high yield securities in which the Fund may invest.

Derivatives

Will the Fund only purchase total return swaps or may it also sell them? If it may sell total return swaps, disclose why and the risks involved.

In certain segments of the filing strategies are suggested but not fully disclosed. In this connection, disclosure in the fourth paragraph states that: "As an example, the Fund may purchase or sell exchange traded U.S. Treasury futures to alter the Fund's overall duration as well as its exposure to various portions of the yield curve." Confirm that all material strategies are disclosed in the prospectus and summarized in the summary section of the prospectus.

Further, disclose the Fund's expected portfolio duration under normal market conditions. Also explain duration, the risks associated with a longer duration, and include an example.

Other Investment Companies

Disclose, in general, how much the Fund may invest in other investment companies. Are other funds used in lieu of directly investing in credit obligations?

Risk - *Secured Loans Risk*

Disclosure in the sixth paragraph states that certain participations include options to convert secured loans to full assignments. Add disclosure, if appropriate, regarding the material terms of such options including any fees, conditions and limitations on the exercise of such options.

Leverage Risk

The third paragraph states that the Fund may continue to use leverage if the benefits to the Fund's shareholders of maintaining the leveraged position are believed to outweigh any current reduced return. Please disclose how long the Fund may continue to leverage when the costs exceed the return.

Structured Products Risk

Risk disclosure regarding the Fund's structured investments indicates that investments in CLOs are subordinate to other classes or tranches and that the complex structure of these securities may not be fully understood at the time of investment. Disclose in the summary that CLO in which the Fund invests may be backed by securities in default.

Reverse Repurchase Agreements Risks

Disclose that reverse repurchase agreements are borrowings.

Income risk

There appears to be a typographical error in the second section. Please revise accordingly.

Summary of Fund Expenses

If fees and expenses incurred in connection with investments in underlying funds exceed 0.01% of average net assets, add an additional line item for Acquired Fund Fees and Expenses. Fees and expenses, if any, generated by investment in Acquired Funds that are not expected to exceed one basis point may be added to "Other expenses." *See* General Instruction 10, Item 3.1, to Form N-2.

Disclosure elsewhere in the filing states that although the Fund has no current intention to do so, it reserves the flexibility to issue preferred shares, debt securities, commercial paper, borrow money, or enter into similar transactions to add leverage. Revise either footnote 2 or 5, as appropriate, to indicate that the Fund will not use traditional leverage during the first year of operations or revise the fee table and prospectus accordingly.

The Fund's Investments – Investment Objectives

This disclosure indicates that the Fund's objective is not fundamental and may be changed without shareholder approval. Disclose whether shareholders will be notified if the Fund's investment objective is changed, and if so, how much notice will be given.

Investment Strategies

The fourth paragraph discloses that substantially all of the Fund's assets may be invested in fixed income instruments rated below investment grade and references Appendix A. This appendix is attached to the SAI, and should be moved and attached to the prospectus.

Disclosure in the section indicates that during temporary defensive periods or in order to keep the Fund's cash fully invested, including during the period when the net proceeds of the offering of common shares are being invested, the Fund may deviate from its investment policies and objectives. The disclosure also says that it is impossible to predict when, or for how long, the Fund will use these alternative strategies. Disclose the length of time it is expected to take to invest offering proceeds.

Investment Philosophy – Investing in stable companies with positive cash flow

The last sentence indicates that the adviser "does not intend to invest in start-up companies, companies in turnaround situations or companies with speculative business plans." Reconcile the highlighted disclosure with earlier disclosure regarding the Fund's investment of up to 20% of its managed assets in stressed and distressed issuers.

Disclosure in the next to last bullet states that: "Often the Adviser will seek to participate in transactions sponsored by what it believes to be high-quality private equity firms." Disclose the basis for concluding that such firms are high quality.

Securities Lending

Clarify who manages the cash collateral and how the lending agent is paid. Disclose that the Fund will limit its lending to no more than one third of its assets. If the matter would have a material effect on the Fund, disclose that the Fund will recall loaned securities to permit the exercise of voting rights.

Leverage

Disclosure under this caption states that: "In connection with such borrowing, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit." Confirm that the Fund's assets will be maintained by a qualified custodian. *See* section 17(f)(1) of the 1940 Act.

Net Asset Value

The disclosure refers to net assets, total assets, and managed assets in discussing the computation of net asset value per share. Please define each term and disclose how they differ.

The second paragraph discusses fair valuation. Disclose how the Fund will value senior loans, particularly those that are illiquid.

Distributions

The second paragraph discusses the possibility that some or all of the Fund's distributions may constitute a return of capital. Briefly summarize this disclosure in the discussion captioned "Prospectus Summary – Distributions."

Underwriting – Additional Compensation to be Paid by the Adviser

Revise this discussion to disclose more fully the terms of the fees and compensation, the manner in which such compensation is considered "additional" and whether these activities are pursuant to an agreement. If pursuant to an agreement, please file the agreement as an exhibit.

Statement of Additional Information

Investment Restrictions – Fundamental Restrictions

Revise Fundamental Restrictions No. 1 by adding the highlighted clause: "(1) invest 25% or more of the value of its total assets in any one industry or group of related industries, provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities ("U.S. Government securities") and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry." Also add disclosure regarding the industry classification system upon which the Fund will rely.

Delete the highlighted clause from Restriction No. 2: "(2) issue senior securities or borrow money ~~to purchase additional securities~~ other than as permitted by the Investment Company Act of 1940 . . ."

Add disclosure at an appropriate location indicating the manner in which the Fund determines the identity of the issuer of a participation or an assignment for purposes of concentration.

Disclosure following the list of fundamental restrictions states that: "If Preferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain coverage of any Preferred Shares of at least 200%." Explain the procedure for selecting the securities to be repurchased or redeemed. Explain also that trustees have the dual role of representing the interest of both the common and preferred shareholders and that such role may involve a conflict of interest between the two.

How much may the Fund borrow using reverse repurchase arrangements and other effective leverage strategies?

Part C - Signatures

The signature page of the filing must contain the signatures required by section 6 of the Securities Act.

*　　*　　*　　*　　*　　*　　*　　*　　*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Tuesday, May 08, 2012